

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov



150101

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	**20140342054-95**
	Filing Date and Time **05/08/2014 12:26 PM**
	Entity Number **C24259-1996**

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY – DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

WWA GROUP, INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock:

PLEASE SEE ATTACHED "UNANIMOUS WRITTEN CONSENT OF DIRECTORS" AND "DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES FOR THE 2014 SERIES A PREFERRED STOCK"

3. Effective date of filing: (optional) _____

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X _____
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

UNANIMOUS WRITTEN CONSENT OF DIRECTORS
IN LIEU OF A MEETING OF THE BOARD OF DIRECTORS
OF
WWA GROUP, INC.

Pursuant to the authority granted to directors of WWA Group, Inc. (the "Company") to take action by unanimous written consent without a meeting this consent is being executed in accordance with the provisions set forth in §78.315 of the Nevada Revised Statutes which provides that a written consent setting forth the action taken, signed by all directors, shall have the same effect as the unanimous vote taken at a meeting of directors.

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (the "Board of Directors" or the "Board") in accordance with the provisions of its Amended and Restated Articles of Incorporation, the Board of Directors hereby authorize a series of the Corporation's previously authorized Preferred Stock, par value $0.001 per share (the "Preferred Stock"), and hereby state the designation and number of shares, and fix the relative rights, preferences, privileges, powers and restrictions thereof as follows:

2014 SERIES A PREFERRED STOCK

FIRST: The name of the Corporation is WWA GROUP, INC.

SECOND: The following resolution establishing a series of preferred stock designated as the "2014 Series A Preferred Stock" consisting of 4,000,000 shares, $0.001 par value, was duly adopted by the unanimous consent of the board of directors of the Corporation on May 6, 2014, in accordance with the articles of incorporation of the Corporation and the corporation laws of the state of Nevada.

RESOLVED, there is hereby created a series of preferred stock of the Corporation to be designated as the "2014 Series A Preferred Stock" consisting of 4,000,000 shares, $0.001 par value, with the following powers, preferences, rights, qualifications, limitations, and restrictions substantially in the manner set forth in the Designation of Rights, Preferences, and Privileges for the 2014 Series A Preferred Stock for WWA Group, Inc. attached hereto as Exhibit A.

FURTHER RESOLVED, that the that the proper officers of the Corporation be, and each of them hereby is, authorized, empowered and directed in the name and on behalf of the Corporation, to take any and all actions reasonably necessary or appropriate to carry out the intent of the above resolutions, including the execution of documents, issuance of share certificates, and making any filings with federal and state securities authorities as they deem necessary or appropriate, and that any and all actions taken by the officers in connection therewith are hereby ratified, confirmed, and approved.

This Written Consent may be executed in counter parts and by facsimile and such counterparts and facsimile copies shall be conclusive evidence of the consent and ratification of the matters contained herein by the undersigned stockholders.

IN WITNESS WHEREOF, the Corporation has caused this Statement of Resolution to be signed by its Board of Directors as of May 6, 2014.

Name of Director	Name of Director
(signature)	*(signature)*
Tom Nix	Stephen Spencer

DESIGNATION OF RIGHTS, PREFERENCES, AND PRIVILEGES
FOR THE
2014 SERIES A PREFERRED STOCK
OF
WWA GROUP, INC.

We, the undersigned, Tom Nix, Chief Executive Officer and Stephen Spencer, Chief Financial Officer, as the duly authorized officers of WWA Group, Inc., a Nevada corporation, hereinafter referred to as the "Corporation," hereby certify:

FIRST: The name of the Corporation is WWA GROUP, INC.

SECOND: The following resolution establishing a series of preferred stock designated as the "2014 Series A Preferred Stock" consisting of 4,000,000 shares, $0.001 par value, was duly adopted by the unanimous consent of the board of directors of the Corporation on May 2, 2014, in accordance with the articles of incorporation of the Corporation and the corporation laws of the state of Nevada:

RESOLVED: there is hereby created a series of preferred stock of the Corporation to be designated as the "2014 Series A Preferred Stock" consisting of 4,000,000 shares, $0.001 par value, with the following powers, preferences, rights, qualifications, limitations, and restrictions:

1. **Liquidation.** In the event of any voluntary or involuntary liquidation (whether complete or partial), dissolution, or winding up of the Corporation, the holders of the 2014 Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, whether from capital, surplus, or earnings, an amount in cash equal to $0.01 per share. No distribution shall be made on the 2014 Series A Preferred Stock by reason of any voluntary or involuntary liquidation (whether complete or partial), dissolution, or winding up of the Corporation unless each holder of any Common Stock shall have received all amounts to which such holder shall be entitled.

2. **Voting Rights.** The holders of the 2014 Series A Preferred Stock shall be entitled to two hundred and fifty (250) votes per shares of 2014 Series A Preferred Stock and to vote with the Common Stock of the Corporation on all matters submitted to a vote of Common Stockholders for all purposes. Except as otherwise provided herein or by the laws of the State of Nevada, the holders of the 2014 Series A Preferred Stock and Common Stockholders shall vote together as one class on all matters submitted to shareholder vote of the Corporation. So long as all or any shares of the 2014 Series A Preferred Stock remain outstanding, without the approval of at least fifty-one percent (51%) of the outstanding shares of the Preferred Stock, voting separately as a single class, the Corporation shall not (i) sell, lease or convey (other than by mortgage) all or substantially all of the property or business of the Corporation, and (ii) increase the number of shares of authorized Preferred Stock nor amend, alter, or repeal any of the provisions of its Certificate of Incorporation in any manner which materially adversely affects the preferences, privileges, restrictions or other rights of the 2014 Series A Preferred Stock.

3. **Subordination.** Any redemption hereunder shall be subordinated to payment in full of

all Senior Debt as defined herein. "Senior Debt" shall mean the principal of and premium, if any, and interest on all indebtedness of the Corporation to any financial institution including, but not limited to, (i) banks whether currently outstanding or hereinafter created and whether or not such loans are secured or unsecured; (ii) any other indebtedness, liability, obligation, contingent or otherwise of the Corporation to guarantee endorsement of the contingent obligation with respect to any indebtedness, liability, or obligation whether created, assumed, or occurred by the Corporation and after the date of the creation of the 2014 Series A Preferred Stock, which is, when created, specifically designated by the Corporation as Senior Debt; and (iii) any refundings, renewals, or extensions of any indebtedness or similar obligations described as Senior Debt in subparagraphs (i) and (ii) above.

4. Dividends.

4.01 The holder of the 2014 Series A Preferred Stock shall have the right to receive dividends, in equal amounts per share, as are declared on the Corporation's Common Stock by the board of directors of the Corporation.

4.02 Any payment of dividends declared and due under this section 4 with respect to any shares of the 2014 Series A Preferred Stock shall be made by means of a check drawn on funds immediately available for the payment thereof to the order of the holder of such share at the address for such record holder shown on the stock records maintained by or for the Corporation, which check shall be mailed by United States first class mail, postage prepaid. Any such payment shall be deemed to have been paid by the Corporation on the date that such payment is deposited in the United States mail as provided above; provided, that in the event the check or other medium by which any payment shall be made shall prove not to be immediately collectible on the date of payment, such payment shall not be deemed to have been made until cash in the amount of such payment shall actually be received by the person entitled to receive such payment.

4.03 Registration of transfer of any share of the 2014 Series A Preferred Stock on the stock records maintained by or for the Corporation to a person other than the transferor shall constitute a transfer of any right which the transferor may have had to receive any declared but unpaid dividends as of the date of transfer, and the Corporation shall have no further obligation to the transferor with respect to such unpaid dividends.

4.04 The Corporation shall not be required to issue any fractional shares of Common Stock in connection with the payment of any dividend for any share of 2014 Series A Preferred Stock.

5. No Conversion. The shares of the 2014 Series A Preferred Stock are not convertible into any other securities of the Corporation.

6. Redemption.

6.01 Subject to the requirements and limitations of the corporation laws of the state of Nevada, the Corporation shall have the voluntary right to redeem up to 100 percent (100%) of the shares of the 2014 Series A Preferred Stock outstanding at any time after two (2) years from the date of issuance pursuant to written notice of redemption given to the

holders thereof on not less than 30 days, specifying the date on which the 2014 Series A Preferred Stock shall be redeemed (the "Redemption Date").

6.02   The redemption price for each share of 2014 Series A Preferred Stock outstanding shall be $0.01 per share plus any unpaid dividends, if applicable, on such share as of the Redemption Date (the "Redemption Price"). The Redemption Price shall be paid in cash.

6.03   Unless otherwise provided herein, all redemptions of the 2014 Series A Preferred Stock shall be made in the following manner:

(a)   The Corporation shall notify the transfer agent of the Corporation's Common Stock (the "Transfer Agent"), of its intention to redeem the 2014 Series A Preferred Stock. Such notice shall include a list of all holders of the 2014 Series A Preferred Stock outstanding as of the most recent practicable date and a statement of the number of shares of 2014 Series A Stock to be redeemed and the manner in which the Redemption Price is to be paid. At least ten (10) days prior to the date that written notice of redemption is given to the holders of the 2014 Series A Preferred Stock, the Corporation shall make appropriate arrangements with the Transfer Agent for the delivery of funds and/or Common Stock necessary to make payment of the Redemption Price for all shares of the 2014 Series A Preferred Stock redeemed by the Corporation.

(b)   On the Redemption Date, shares of the 2014 Series A Preferred Stock subject to redemption shall be automatically redeemed unless earlier converted pursuant to section 5. The holder of any shares of 2014 Series A Preferred Stock so redeemed shall be required to tender the certificates representing such shares, duly endorsed, to the Transfer Agent in exchange for payment of the Redemption Price and reissuance of the balance of the 2014 Series A Preferred Stock not otherwise converted or redeemed. On such surrender, the Transfer Agent shall cause to be issued and delivered a check, with all reasonable dispatch to the holder and such name or names as the holder may designate.

(c)   Following the expiration of a period of thirty (30) days following the Redemption Date, the Transfer Agent shall provide to the Corporation a complete accounting of the 2014 Series A Preferred Stock redeemed and a list of all shares of 2014 Series A Preferred Stock remaining unconverted and not returned to the Corporation for redemption. The Corporation shall pay all costs associated with establishing and maintaining any bank accounts for funds deposited with the Transfer Agent, including the costs of issuing any checks.

6.04   All expenses incurred by the Corporation in redeeming the 2014 Series A Preferred Stock shall be borne by the Corporation.

7.   Additional Provisions

7.01   The shares of 2014 Series A Preferred Stock shall be transferable only on the books of the Corporation maintained at its principal office, on delivery thereof duly endorsed by the holder or by his duly authorized attorney or representative or accompanied by proper evidence of succession, assignment, or

authority to transfer. In all cases of transfer by an attorney, the original letter of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited and remain with the Corporation. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced and may be required to be deposited and remain with the new certificate representing the share of 2014 Series A Preferred Stock so transferred to the person entitled thereto.

7.02 Any notice required or permitted to be given to the holders of the 2014 Series A Preferred Stock under this Designation shall be deemed to have been duly given if mailed by first class mail, postage prepared to such holders at their respective addresses appearing on the stock records maintained by or for the Corporation and shall be deemed to have been given as of the date deposited in the United States mail.

IN WITNESS WHEREOF, the foregoing Designation of Rights, Privileges, and Preferences of 2014 Series A Preferred Stock of the Corporation has been executed this 6th day of May 2014.

ATTEST: WWA GROUP, INC.

By____________________
Stephen Spencer, Chief Financial Officer

By____________________
Tom Nix, Chief Executive Officer